787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 22, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: James O’Connor, Esq.

Re:	SunAmerica Specialty Series (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 51 to Registration Statement on Form N-1A
Securities Act File No. 333-111662
Investment Company Act File No. 811-21482

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on September 10, 2015, regarding Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 51 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).  The Amendment contains the prospectus and statement of additional information (“SAI”) for the SunAmerica Commodity Strategy Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.             Prospectus

Comment 1:	Please remove the disclaimer on the page entitled “Privacy Statement” asserting that the privacy statement is not part of the prospectus.

Response 1:	The Registrant respectfully declines to make this change. The privacy statement is a separate document that is not part of the prospectus.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment 2:

Please disclose any of the principal investment strategies and principal risks of the Fund’s controlled foreign corporation (“CFC”) that constitute principal investment strategies or principal risks of the Fund.

Response 2:

All of the principal investment strategies and principal risks of the CFC that constitute principal investment strategies and principal risks of the Fund are disclosed as such in the Fund’s prospectus.

Comment 3:

Please disclose that each investment adviser to the CFC complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please also file each investment advisory agreement between the CFC and its investment advisers as an exhibit to the Registration Statement.

Response 3:

The CFC is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder. The CFC serves as a vehicle by which the Fund can make certain types of investments in commodity-linked derivatives while still receiving “qualifying income” from the CFC so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). As a result, the CFC exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code. The CFC is not an attempt by the Fund to do indirectly what it cannot do directly.

SunAmerica and Wellington Management provide investment advisory services to the CFC pursuant to an investment advisory contract and a subadvisory contract, respectively. The CFC is not a registered investment company. For this reason, the Registrant does not believe that SunAmerica’s or Wellington Management’s advisory contract with the CFC is subject to the provisions of Section 15 of the 1940 Act.

Since the Fund is not a party to the CFC’s advisory agreements, the Registrant does not believe that such agreements are required to be filed as exhibits to the Fund’s Registration Statement under Form N-1A.

Comment 4:	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response 4:

The Registrant notes that the prospectus currently discloses that the CFC will generally be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. See the section entitled “More Information About the Fund — Investment Strategies and Techniques — General — Investments in the Wholly-Owned Subsidiary.” The Registrant confirms that it includes holdings of the CFC for purposes of compliance with its diversification and other investment policies although, as described in the section noted above, the CFC is required to comply with Section 18(f) of the 1940 Act and related SEC guidance with respect to asset segregation or “earmarking” requirements to the same extent as the Registrant.

Comment 5:	Please disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the CFC.

Response 5:

The Registrant respectfully declines to incorporate this disclosure, as the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the same practices with regard to pricing and valuation that apply to the Fund will apply to the CFC, and custody of the CFC’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder. In addition, the Registrant is aware of the requirements of Section 48(a) of the 1940 Act, which prohibit the Fund from doing indirectly “through or by means of any other person” (i.e., the CFC) what it is prohibited from doing directly. As such, the CFC will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

The Fund and the CFC utilize the same custodian, State Street Bank & Trust Company.

Comment 6:

Please disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response 6:

The Fund has received a private letter ruling from the IRS stating that undistributed income from the CFC is qualifying income. This information is disclosed in the section entitled “Tax, Dividend, Distribution and Account Policies — A Note on the Fund’s Investments in the Subsidiary,” as well as elsewhere in the prospectus and SAI.

Comment 7:

Please confirm in correspondence that (a) the financial statements of the CFC will be consolidated with those of the Fund; (b) the management fee of the CFC (including any performance fee) will be included in “Management Fees,” and the expenses of the CFC will be included in “Other Expenses” in the Fund’s prospectus fee table; (c) the CFC and its board of directors will agree to designate agents for service of process in the United States; and (d) the CFC and its board of directors will agree to inspection by the Staff of the books and records of the CFC, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response 7:

(a) The Registrant confirms that the CFC’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the CFC will be audited by the Fund’s independent registered public accounting firm.

(b) The Registrant submits that the management fees of the CFC and expenses of the CFC will be reflected in the “Other Expenses of the Subsidiary (including Subsidiary Management Fee)” line item in the Fund’s prospectus fee table.

(c) The Registrant confirms that the CFC and its board of directors have designated an agent for service of process in the United States.

(d) The Registrant confirms that the CFC and its board of directors have agreed to inspection of the CFC’s books and records by the Staff.

Comment 8:	In the section entitled “Fees and Expenses of the Fund,” please confirm that the Board has no intention to terminate the waiver within a year from the effective date of the registration statement.

Response 8:	The Registrant confirms that the Board has no present intention to terminate the waiver within a year from the effective date of the registration statement.

Comment 9:	Please consider adding to the fee table in the section entitled “Fees and Expenses of the Fund” the footnote described in Instruction 3(f)(vii) of Item 3 of Form N-1A.

Response 9:	The requested disclosure is contained in footnote No. 6 to the fee table.

Comment 10:

In the section entitled “Fund Highlights — Principal Investment Strategies and Techniques of the Fund,” please consider adding disclosure concerning the approximate portion of the Fund that will be actively managed and the approximate portion of the Fund that will seek to track the Index.

Response 10:	The requested change has been made.

Comment 11:	In the section entitled “Fund Highlights — Principal Investment Strategies and Techniques of the Fund,” please consider adding a brief description of the Index.

Response 11:

The Registrant respectfully declines to make the suggested change, as a definition of the Index is included in the statutory prospectus and in the section entitled “Glossary — Investment and Other Terminology.”

Comment 12:	If the Fund’s shares are sold through insured depository institutions, please add the statement required by Item 4(b)(1)(iii) to the front cover.

Response 12:	The above-referenced disclosure is not required to appear on the front cover page. As a result, the Registrant respectfully declines to make the suggested change.

Comment 13:

Please confirm whether futures are the only commodity derivatives in which the CFC will invest. In addition, please identify and describe specifically the risks of every derivative instrument in which the Fund will invest as part of its principal investment strategy.

Response 13:

As disclosed in the prospectus, it is expected that the CFC will invest primarily in commodity-linked derivatives, including swaps, options, futures and options on futures. Risk factors for these instruments are currently disclosed in the prospectus.

Comment 14:

Please explain to the Staff whether the Fund complies with the “harmonization rules” adopted by the U.S. Commodity Futures Trading Commission (the “CFTC”). The harmonization rules largely permit an investment adviser to a registered investment company that is required to register as a commodity pool operator to satisfy its CFTC disclosure, recordkeeping and reporting requirements by complying with federal securities laws relating to registered investment companies. The Staff notes that to the extent the Registrant does not accept certain Staff comments relating to the CFC, the Fund may be viewed as not having satisfied its disclosure obligations under the federal securities laws, resulting in the investment adviser not being able to rely on the harmonization rules.

Response 14:	The Registrant submits that its Registration Statement complies with Form N-1A and the harmonization rules.

Comment 15:

Please disclose how the Board will monitor and determine the Fund’s continuing compliance with the 15% of net assets limit on illiquid securities. Please clarify whether the determination of whether a particular security is illiquid will be made under guidelines and standards established by the Fund’s Board consistent with applicable guidance. See Release 14983 and Merrill Lynch Money Markets Inc. (pub. avail. January 14, 1994).

Response 15:

The Registrant notes that the Board has adopted policies and procedures designed to ensure compliance with the limitation on investment in illiquid securities and guidelines to determine whether a particular security is liquid consistent with applicable guidance. The Registrant submits that the disclosure included in the section entitled “Investment Objective and Policies — Illiquid and Restricted Securities” in the SAI provides shareholders with appropriate information relating to the Fund’s investments in illiquid securities.

Comment 16:

In the section entitled “Fund Highlights — Performance Information,” please replace the Bloomberg Commodity Index in the Average Annual Total Returns table with an index that is a broad-based securities market index.

Response 16:	The Registrant will continue to disclose the performance of the S&P 500 Index, in addition to the performance of the Bloomberg Commodity Index.

Comment 17:

In the section entitled “Fund Highlights — Performance Information,” the Staff notes that the Alternative Strategies Blended Benchmark Index is included as one of the benchmarks against which the Fund will measure its performance. Please explain how the Alternative Strategies Blended Benchmark Index relates to the Fund’s strategy.

Response 17:

The Registrant submits that the Fund will replace the Alternative Strategies Blended Benchmark Index with the Bloomberg Commodity Index in connection with the changes to the Fund’s principal investment strategies. The Registrant has included information regarding the Alternative Strategies Blended Benchmark Index in this section per the requirements of Instruction 2(c) to Item 4 of Form N-1A.

Comment 18:

In the paragraph preceding the Bar Chart and the Average Annual Total Returns table in the section entitled “Fund Highlights — Performance Information,” please delete the statement that the Average Annual Total Returns table “includes all applicable fees and sales charges,” as such statement is neither permitted nor required by Item 4(b)(2) of Form N-1A. See General Instruction C.3.(b).

Response 18:	The Registrant respectfully declines to delete the above-referenced disclosure, as the Registrant believes the current disclosure is informative to shareholders.

Comment 19:

In the section entitled “Fund Highlights — Performance Information,” please amend the Average Annual Total Returns table so that the required broad-based securities market index precedes the secondary indices. See Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response 19:	The requested change has been made.

Comment 20:

In connection with the section entitled “Shareholder Account Information — Sales Charge Reductions and Waivers,” please inform the Staff about any efforts that the Fund makes to ascertain whether investors have received the discounts to which they are entitled.

Response 20:

The Registrant notes that in order to receive a waiver or reduction in sales charges under the programs described in the prospectus, the shareholder must notify the Fund’s Transfer Agent (or financial intermediary through which shares are being purchased) at the time of purchase or notify the Transfer Agent at the time of redeeming shares for those reductions or waivers that apply to contingent deferred sales charges. Such notification must be provided in writing by the shareholder (or financial intermediary through which shares are being purchased). In accordance with such notifications, the Transfer Agent has controls in place to determine if investors are eligible to receive a reduction or waiver of sales charge.

Comment 21:

The second sentence of the second paragraph in the section entitled “More Information About the Fund — Investment Strategies and Techniques — General — Index Sleeve” states “[t]he Fund’s overall performance is not expected to correlate to the specific returns of any particular index.” Please include this statement in the summary prospectus.

Response 21:	The requested disclosure has been added.

Comment 22:

The section entitled “More Information About the Fund — How Risky is the Fund Overall? — Non-Correlation Risk” states that the Adviser seeks investments for the Fund that have “a low correlation to traditional asset classes.” The Staff notes that this statement is not included in the strategy section of the prospectus.

Response 22:	The Registrant has deleted “Non-Correlation Risk” from the prospectus.

Comment 23:

Please make “Risk of Failure to Match Index Performance” in the section entitled “More Information About the Fund — How Risky is the Fund Overall?” a principal risk since the Subadviser will manage approximately one-third of the Fund’s assets pursuant to the index strategy. In addition, please add a sentence to this risk factor stating that the Active Sleeve may also not outperform or match index performance.

Response 23:

The Registrant has made “Risk of Failure to Match Index Performance” a principal risk. The Registrant respectfully declines to make the requested change regarding the Active Sleeve, as the principal strategies make clear that the Active Sleeve is not managed pursuant to an index strategy and is therefore not subject to the risk of not matching index performance.

Comment 24:

The Staff notes that the section entitled “Glossary — Investment and Other Terminology” includes information about the Alternative Strategies Blended Benchmark Index and its components. Please explain why the inclusion of this information in the Glossary is appropriate as it does not match the investment strategy of the Fund.

Response 24:	Please see Response 17.

SAI

Comment 25:

The second sentence of the third paragraph in the section entitled “Investment Objective and Policies — Commodity-Linked Derivatives” states “the Fund is not an index fund and the Adviser may make allocations that differ from the weightings of the Bloomberg Commodity Index.” Please include such a clarifying statement in the summary prospectus.

Response 25:	The requested disclosure has been added to the statutory prospectus.

Comment 26:

Please explain to the Staff whether the Registrant considers commodity-linked notes to be “securities” under Section 851(b)(2) of the Internal Revenue Code. If so, what is your authority? Please explain to the Staff how the Registrant reconciles this approach with Rev. Rul. 2006-1, 2006-1 C.B. 261 (2006) and Rev. Rul. 2006-31, 2006-1CB 1133 (2006).

Response 26:

The Fund has received a private letter ruling from the IRS specifically concluding that income and gain from certain commodity-linked notes is qualifying income for purposes of Subchapter M of the Code. This private letter ruling was issued to the Fund after the releases of Revenue Rulings 2006-1 and 2006-37 and incorporates the requirements of said revenue rulings.

Comment 27:	Please state specifically, where appropriate, the limits on the Fund’s ability to invest in repurchase agreements.

Response 27:

As stated in the sections entitled Investment Objective and Policies — Repurchase Agreements” and “Investment Restrictions,” the Fund will not invest in repurchase agreements maturing in more than seven days if the aggregate of such investments along with other illiquid securities exceeds 15% of the value of its net assets.

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP